FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') has today announced the appointment of Steven (Steve) Guggenheimer (54) as an independent non-executive Director of the Company. The appointment will take effect from 1 May 2020. He will also be appointed as a member of the Group Risk Committee and the Nomination & Corporate Governance Committee.

Steve is an accomplished technology executive with more than 25 years of experience at Microsoft, where he has held a variety of senior and large-scale leadership roles. These include: Corporate Vice President, Artificial Intelligence; Corporate Vice President, Chief Evangelist; and Corporate Vice President, Original Equipment Manufacturer.

Commenting on the appointment, the Group Chairman, Mark Tucker, said: "I am delighted to welcome Steve to the Board. His significant experience of digital transformation, AI and Cloud computing will bring an invaluable perspective to the Board. Steve's excellent track record in advising large complex businesses on the impact of technology and how to change will support HSBC's strategic transformation."

The Directors have determined that Mr Guggenheimer is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect his judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

The Company further announces that Kathleen Louise Casey (Kathy) does not intend to seek re-election to the Board at the Company's Annual General Meeting ('AGM') on 24 April 2020. She will formally retire from the Board at the conclusion of the AGM.

In accordance with Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules'), the Company confirms that there are no matters which need to be brought to the attention of shareholders of the Company in connection with Kathleen Casey's retirement from the Board.

For the purposes of section 430(2B) of the Companies Act 2006, she will receive her pro rata entitlement to non-executive Director fees for the month of April 2020 and is not entitled to any payments for loss of office.

The Group Chairman, Mark Tucker, said: "On behalf of the Board, I would like to thank Kathy for her outstanding commitment and invaluable contribution to the Board and its Committees over the past six years. Kathy brought extensive financial regulatory policy experience and has provided excellent guidance, counsel and oversight to the Group Audit Committee, the Financial System Vulnerabilities Committee, and most recently as a member of the Group Risk Committee."

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:
Heidi Ashley                  +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Investor enquiries to:
Richard O'Connor          +44 (0)20 7991 6590                  investorrelations@hsbc.com

SUPPLEMENTARY INFORMATION

As an independent non-executive Director, Mr Guggenheimer will not have a service contract with the Company and will be paid total fees of £204,000 per annum pursuant to the Directors' remuneration policy approved by shareholders at the 2019 Annual General Meeting. The total per annum fees consist of: £127,000 for his role as independent non-executive Director, £40,000 as a member of the Group Risk Committee, £33,000 as a member of the Nomination & Corporate Governance Committee and a £4,000 travel allowance.

Mr Guggenheimer's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2021 AGM and annual re-election thereafter. His initial three year term will run from his initial election, if successful, until the 2024 AGM.

Mr Guggenheimer has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Mr Guggenheimer that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules.

Notes to editors:

1. Professional qualifications of Mr Guggenheimer
Master of Science in Engineering and Industrial Management. Stanford University, 1993.
Bachelor of Science in Applied Physics. University of California, 1987.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña †, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 23 April 2020